UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITES
PURSUANT TO SECTION 12 (b) OR 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SONOSITE, INC.
(Exact Name of Registrant as Specified in Charter)

Washington	91-1405022
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

21919 30th Drive SE, Bothell, WA	98021-3904
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: None

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  Preferred Stock Purchase Rights
(Title of Class)

Item 1	Description of Registrant's Securities to be Registered..

     Pursuant to a Rights Agreement (the “Original Rights Agreement”) dated as of April 6, 1998 (the “Record Date”), the nominating and corporate governance committee of the board of directors (the “Board of Directors”) of SonoSite, Inc., a Washington corporation (the “Company”), authorized and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company's Common Stock outstanding on or issued after the Record Date but prior to the earlier of the Redemption Date or the Expiration Date (as defined in the Rights Agreement).  The Board of Directors amended the Original Rights Agreement on August 8, 2001, October 24, 2001 and August 25, 2003.  On November 28, 2007, the Board of Directors amended and restated the Original Rights Agreement pursuant to the Amended and Restated Rights Agreement (the “Amended Rights Agreement” or “Rights Agreement”) between the Company and Computershare Trust Company N.A. (“Computershare”), as rights agent (the “Rights Agent”).  The Amended Rights Agreement, among other things, extended the term of the Original Rights Agreement to April 5, 2013 and reset the purchase price for the exercise of the Rights to $168.20 (the “Purchase Price”).  The description and terms of the Rights are set forth in the Rights Agreement.

     Under the Rights Agreement, each Right, when it becomes exercisable as described below, entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of the Series A Participating Cumulative Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Shares”), for the Purchase Price.

     Initially, the Rights are not exercisable and are transferable only with our common stock. In addition, until the Rights become exercisable, expire or are redeemed, all further issuances of our common stock, including common stock issuable upon the exercise of outstanding options, include issuances of the Rights. The Rights have no voting rights or dividends rights until they are exercised.

     Upon exercise of the Rights, each participating preferred share is entitled to a minimum preferential quarterly dividend payment of $0.01 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock, if any. In the event of dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of these shares will be entitled to a minimum preferential payment of $0.01 per share, but will be entitled to an aggregate preferential payment of 100 times the payment made per share of our common stock. Each participating preferred share will have 100 votes, voting together with our common stock. In the event of any merger, business combination, consolidation or other transaction in which our common stock is exchanged, each participating preferred share will be entitled to receive 100 times the amount received per share of our common stock. Because of the nature of these dividend, liquidation and voting rights, the value of the one one-hundredth interest in a participating preferred share issuable upon exercise of the Rights should approximate the value of one share of our common stock. Customary antidilution provisions protect that relationship in the event of certain changes in our common stock and the participating preferred shares.  The participating preferred shares issuable upon exercise of the Rights are not redeemable.

     Until the earlier of (1) such time that we learn that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock and (2) such date, if any, as may be designated by our Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for our outstanding common stock that could result in the offeror becoming the beneficial owner of 20% or more of our outstanding common stock, the Rights will be evidenced by the certificates for our common stock registered in the names of the holders of common stock (which certificates for our common stock will also be deemed to be Rights Certificates) and not by separate Right Certificates.

     If a person or group of persons attempts to acquire us, the Rights will entitle each holder of a Right (other than those held by the person or group attempting to acquire us, or their affiliates or associates) to purchase, for the Purchase Price, that number of one one-hundredths of a participating preferred shares equal to the result obtained by multiplying the Purchase Price by a fraction, the numerator of which is the number of one one-hundredths of a participating preferred share for which a Right is then exercisable (after taking into account any adjustments for stock dividends, stock splits and other such adjustments) and the denominator of which is 50% of the market value, determined in accordance with the Rights Agreement, of our common shares on the date on which a person or group acquired beneficial ownership of 20% or more of our outstanding common stock. Any Rights that are at any time beneficially owned by the potential acquirer (or any affiliate or associate of the potential acquiror) will be null and void and nontransferable and any holder of any such Right will be unable to exercise or transfer any such Right. In the event of such a takeover attempt, our Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration for each Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement, and without payment of the Purchase Price.

     If a publicly traded corporation acquires us in a merger or other business combination or acquires 50% or more of our assets, each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of this publicly traded corporation which at the time of the transaction would have a market value of two times the Purchase Price. If a company that is not publicly traded acquires us in a merger or other business combination or acquires 50% or more of our assets, each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option, that number of shares of the surviving corporation in the transaction (which surviving corporation could be the Company) which at the time of the transaction would have a book value of two times the Purchase Price or if such entity has affiliates that have publicly traded common shares, that number of common shares of the affiliate which at the time of the transaction has publicly traded common shares with the greatest aggregate value as would have a market value of  two times the Purchase Price.

     At any time before an attempted takeover, as described above, our Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or common stock or other securities of the Company) of $0.01 per Right, subject to adjustment and to certain exceptions as provided in the Rights Agreement. Prior to the Distribution Date, the terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights at any time in any manner that the Company may deem necessary or desirable.  The Rights will expire on April 5, 2013 unless earlier redeemed or canceled by our Board.

     These Rights have certain anti-takeover effects. They will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on substantially all these Rights being acquired, and generally will make a hostile takeover attempt prohibitively expensive for the potential acquiror. The Rights will not interfere with any merger or other business combination approved by our Board of Directors because our Board may, at its option, at any time prior to an attempted takeover, as described below, redeem all, but not less than all, of the then outstanding Rights at the price of $0.01 per Right or amend the Rights to permit the transaction.

     The Amended Rights Agreement and the Form of Rights Certificate are attached to the Form 8-K filed on November 29, 2007 as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SonoSite, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOSITE, INC.

Dated:	November 29, 2007	By:	/s/ MICHAEL J. SCHUH

Michael J. Schuh Chief Financial Officer